SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 3, 2003



                         Andina Bottling Company, Inc.
                -----------------------------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                -----------------------------------------------
                              Piso 20, Las Condes
                -----------------------------------------------
                                   Santiago
                -----------------------------------------------
                                     Chile
                -----------------------------------------------
                   (Address of principal executive offices)

                           Form 20-F  X  Form 40-F
                                     ---          ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes     No  X
                                    ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Consolidated financial statements of the Company for the period ended September 30, 2003.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
------------------------------------------
Consolidated financial statements
September 30, 2003

(Free Translation of Spanish original)






CONTENTS
--------
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements




      Ch$  -  Chilean pesos
    ThCh$  -  Thousands of Chilean pesos
      US$  -  United States dollars
    ThUS$  -  Thousands of United States dollars
       UF  -  Unidades de Fomento (Chilean government inflation-indexed monetary units)
     ThA$     Thousands of Argentinean pesos
     ThR$     Thousands of Brazilian Reais

                                                              FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                For the Periods ended September 30,
                                                                                  2003                      2002
                                                                                  ----                      ----
TOTAL CURRENT ASSETS                                                            135,999,168                94,791,511
Cash                                                                             15,058,651                14,305,148
Time deposits                                                                    11,340,833                 1,979,686
Marketeable Securities (net)                                       4             31,423,121                14,825,169
Trade accounts receivable (net)                                    5             20,179,952                17,559,444
Notes receivable (net)                                             5              7,992,268                 7,057,049
Other receivables (net)                                            5              6,481,923                 9,368,360
Notes and accounts receivable from related companies               6              2,085,592                   240,878
Inventories (net)                                                  7             25,427,731                18,727,600
Recoverable Taxes                                                                 3,215,069                 3,429,935
Prepaid expenses                                                                  2,721,856                 1,902,955
Diferred Income Taxes                                              8                539,013                   388,677
Other current assets                                              10              9,533,159                 5,006,610
TOTAL PROPERTY, PLANT & EQUIPMENT                                 12            186,053,227               221,392,023
Land                                                              12             15,063,350                17,336,603
Buildings & improvements                                          12             98,353,602               109,959,353
Machinery and equipment                                           12            240,463,595               264,640,180
Other property, plant & equipment                                 12            183,230,056               193,667,567
Technical reappraisal of property, plant & equipment              12              1,900,381                 1,900,417
Accumulated depreciation                                          12           (352,957,757)             (366,112,097)
TOTAL OTHER ASSETS                                                              282,316,868               365,138,852
Investments in related companies                                  14             19,977,288                20,269,337
Investments in other companies                                                      678,244                   790,578
Goodwill                                                          16             99,472,864               124,092,397
Long-term receivables                                              5                  1,518                   108,009
Notes and accounts receivable from related companies               6                 39,612                    90,865
Intangibles                                                                       3,185,984                 3,713,663
Amortization                                                                     (2,780,535)               (2,964,553)
Others                                                            18            161,741,893               219,038,556
TOTAL ASSETS                                                                    604,369,263               681,322,386

                                                              FREE TRANSLATION


                                                                               For the Periods ended September 30,
                                                                                   2003                    2002
                                                                                   ----                    ----
TOTAL CURRENT LIABILITIES                                                        81,483,042              71,606,491
Short-term bank liabilities                                          19           6,709,478                   1,555
Current portion of long-term bank liabilities                        19           1,386,985               1,339,571
Current portion of bonds payable                                     22          18,230,810               3,455,883
Dividends payable                                                                 3,992,145              14,725,884
Accounts payable                                                                 19,739,800              19,928,101
Other creditors                                                                   3,484,407               2,062,640
Notes and accounts payable to related companies                       6           7,534,731               5,601,331
Provisions                                                           23          11,610,774              15,189,140
Witholdings                                                                       5,975,142               2,781,368
Income taxes payable                                                  8           2,620,416               6,391,513
Unearned income                                                                     198,354                 129,505
TOTAL LONG-TERM LIABILITIES                                                     204,774,515             228,115,847
Long-term bank liabilities                                           21          55,034,086              63,120,168
Bonds payable                                                        22         127,554,858             146,320,088
Other creditors                                                                     271,999                  66,643
Provisions                                                                       12,665,671               9,966,928
Diferred Income Taxes                                                             2,457,873               1,549,199
Other long-term liabilities                                                       6,790,028               7,092,821
Minority interes                                                     26              51,863                  49,419
TOTAL SHAREHOLDERS' EQUITY                                           27         318,059,843             381,550,629
Paid-in capital                                                      27         184,523,532             184,344,383
Revalued capital reserve                                             27           2,214,282               2,396,477
Other reserves                                                       27          43,649,715              72,240,282
Retained earnings                                                    27          87,672,314             122,569,487
Accumulated earnings                                                 27          86,939,686             104,858,229
Net income for the period                                            27           8,400,027              25,624,669
Interim dividends                                                    27          (7,667,399)             (7,913,411)
                                                                                -----------             -----------
TOTAL LIABILITIES, MINORITY INTEREST, & SHAREHOLDERS' EQUITY                    604,369,263             681,322,386
                                                                                -----------             -----------


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                                      4


                                                              FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                                                                              For the periods ended September 30,
                                                                                  2003                     2002
                                                                                  ----                     ----
OPERATING INCOME                                                               24,455,743               24,940,499
Gross Margin                                                                   91,660,970              100,891,398
Net Sales                                                                     280,468,388              299,638,867
Cost of sales                                                                (188,807,418)            (198,747,469)
Administrative and selling expenses                                           (67,205,227)             (75,950,899)
NON OPERATING EXPENSES                                                        (12,167,116)              10,077,481
Financial Income                                                               19,109,906               16,503,377
Equity in earnings of equity investments                         14             2,402,747               12,287,389
Other non-operating income                                       28             7,227,381                2,460,071
Equity in losses of equity investments                           14              (433,808)                (257,419)
Amortization of goodwill                                         16            (5,516,517)              (6,422,772)
Financial Expenses                                                            (14,127,181)             (16,577,790)
Other non-operating expenses                                     28            (1,807,156)             (23,717,618)
Price level restatement                                          29            (4,240,524)              (3,106,838)
Foreign exchange gains                                           30           (14,781,964)              28,909,081
Income before income taxes and extraordinary items                             12,288,627               35,017,980
Income tax expense                                               8             (3,886,900)              (9,391,429)
Income before minority interest                                                 8,401,727               25,626,551
Minority interest                                                26                (1,700)                  (1,882)
NET INCOME                                                                      8,400,027               25,624,669
                                                                              -----------              -----------
NET INCOME FOR THE PERIOD                                                       8,400,027               25,624,669
                                                                              -----------              -----------


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                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   For the periods ended September 30,
                                                                                        2003                 2002
                                                                                        ----                 ----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                              46,541,626           53,065,560
Collection of trade receivables                                                       402,612,467          431,886,058
Financial income received                                                              14,401,970           16,554,600
Other income received                                                                  18,319,713           15,586,794
Payments to suppliers and personnel                                                  (330,114,096)        (330,455,802)
Interest paid                                                                          (9,352,182)         (14,439,672)
Income taxes paid                                                                      (3,458,127)          (3,803,686)
Other expenses paid                                                                      (314,536)          (4,469,786)
VAT and other tax payments                                                            (45,553,583)         (57,792,946)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                   (48,405,971)         (79,475,408)
Borrowings                                                                             35,100,808           31,723,438
Other financing activities                                                                    303                    0
Dividends paid                                                                        (47,298,076)         (45,068,543)
Repayment of loans                                                                    (36,209,006)         (60,341,049)
Payment of loans to the public                                                                  0           (5,789,254)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                                    6,147,796            2,447,428
Proceeds from sales of property, plant and equipment                                      774,836              526,847
Proceeds from sales of other investments                                              122,905,844           35,117,045
Other investment income                                                                     2,904           12,589,349
Additions to property, plant and equipment                                            (20,800,863)         (16,139,615)
Investments in marketable securities                                                  (95,787,287)         (29,347,475)
Other payments to related companies                                                             0             (298,723)
Other investment disbursements                                                           (947,638)                   0
TOTAL NET CASH FOR THE PERIOD                                                           4,283,451          (23,962,420)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                                        2,921,589           (5,221,973)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    7,205,040          (29,184,393)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                       46,243,742           60,171,366
                                                                                      -----------          -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                             53,448,782           30,986,973
                                                                                      -----------          -----------


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                                                              FREE TRANSLATION


                        RECONCILIATION OF NET INCOME TO
                                NET CASH FLOWS
                       PROVIDED BY OPERATING ACTIVITIES


                                                                                        For the periods ended Sept. 30
                                                                                            2003                2002
                                                                                            ----                ----
Net Income                                                                                 8,400,027          25,624,669
Result on sale of property, plant and equipment                                             (205,947)           (336,219)
(Gain) loss on sale of property, plant and equipment                                        (199,354)            328,204
Loss on sale of investments                                                                   (1,119)
Gain on sale of other assets                                                                  (5,474)              8,015
Adjustment to net income that do not represent movements of cash                          56,054,186          30,748,458
Depreciation                                                                              27,626,339          31,590,413
Amortization of intangibles                                                                  386,104             530,469
Write-offs and provisions                                                                   (545,575)          9,939,548
Equity in earnings of equity investments                                                  (2,402,747)        (12,287,389)
Equity in losses of equity investments                                                       433,808             257,419
Amortization of goodwill                                                                   5,516,517           6,422,772
Net price-level restatements                                                               4,240,524           3,106,838
Foreign exchange gains, net                                                               14,781,964         (28,909,081)
Other credits to income that do not represent cash flows                                  (9,645,173)         (9,507,957)
Other charges to income that do not represent cash flows                                   15,662,425          29,605,426
Changes in operating assets                                                               (4,787,684)         25,249,114
Decrease (increase) in trade accounts receivable                                          14,298,930          25,959,480
Decrease (increase) in inventories                                                        (7,727,523)         (3,831,732)
Decrease (increase) in other assets                                                      (11,359,091)          3,121,366
Changes in operating liabilities                                                         (12,920,656)        (28,894,782)
(Decrease) increase in accounts payable related to operating income                      (11,812,501)        (32,722,950)
(Decrease) increase in interest payable                                                   (3,621,361)         (2,308,894)
Income taxes payable (net)                                                                   838,732           5,664,094
Other accounts payable related to non-operating income                                       631,483           4,178,825
Valued Added Tax and other taxes payable (net)                                             1,042,991          (3,705,857)
Minority interest Increase (decrease)                                                          1,700               1,882
                                                                                         -----------         -----------
Net cash provided by operating activities                                                 46,541,626          53,065,560
                                                                                         -----------         -----------

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                                                              FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             AT SEPTEMBER 30, 2003


NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. is incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2003 and are compared to the same period in 2002.

b)   Basis of preparation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-period financial statements have been restated by 2.9% and minor reclassifications have been made as well.

d)   Basis of consolidation

The consolidated financial statements include assets, liabilities, results and cash flows of Andina and its subsidiaries. Likewise the equity and income accounts of Andina and its subsidiaries have been combined, eliminating the investments and current accounts among the companies subject to consolidation, as well as the significant transactions among them and unrealized profits stemming from the operations among said companies.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

In table to follow there is a list of subsidiaries included in the consolidated financial statements along with the indirect and direct holding percentages.


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                                      8


                                                              FREE TRANSLATION


Other information

On December 12, 2002 Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A., contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. Later, on December 23, 2002 the liquidation of this company took place, and the total assets and liabilities were passed on to Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury Equity Corp S.A. changed to Abisa Corp S.A.

On March 21, 2003, at the Regular and Extraordinary Shareholders' Meeting of Embotelladora del Atlantico S.A. "EDASA" and the Regular and Extraordinary Shareholders' Meeting of Complejo Industrial Pet S.A. "CIPET" approved the merger and ratified the Previous Merger Agreement.

On May 23, 2003 the definite Merger Agreement was entered into by our subsidiaries EDASA and CIPET, which is in the process of being recorded.

e)   Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1.2% for the period December 1, 2002 to August 31, 2003, (1.3% for the same period last year).

f)   Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:


                                               2003          2002
                                               ----          ----

                                               Ch$            Ch$

Unidades de Fomento                (UF)     16,946.03     16,455.03
United States dollars              (US$)       660.97        748.73
Argentine pesos                    (AR$)       226.75        200.20
Brazilian Real                     (R$)        226.10        192.23

g)   Marketable securities

Marketable securities include investments in mutual funds, valued at the end of each period redemption value.


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                                                              FREE TRANSLATION


h)   Inventories

The cost of raw materials includes all the distributions incurred in the process of acquisition and that are necessary so that they may be available at the warehouses of the Company or its subsidiaries. The cost of finished products includes all production costs. The valuation of raw materials and finished products is made according to weighted average price.

The company has a provision for obsolete products, based on the rotation of its raw materials and finished products.

The resultant totals of the valuations described do not exceed the net values of execution.

i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost. The technical reappraisal of property, plant and equipment, authorized by the SVS at December 31, 1979, is shown at restated value under the caption "Technical reappraisal of property, plant and equipment".

k)   Depreciation

Depreciation of property, plant and equipment is calculated using the restated cost of assets and the straight-line method based on their remaining useful lives.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are written-off and charged against income during the period.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control

                                                              FREE TRANSLATION


investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

Given the evaluations performed, it has been determined that the Company's assets of its subsidiaries in Argentina and Brazil do not require an adjustment since there is no significant impairment in asset value that could affect their recovery.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Transactions under resale agreements

Purchases of securities under resale agreements are recorded at cost. Applicable interest is recorded as financial income using the straight-line method on an accrual basis.

q)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

r)   Income taxes and deferred income taxes

The companies have recorded tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the current tax rate and the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. Previously unrecorded deferred income taxes at January 1, 2000 are recognized in income as the temporary differences reverse.

s)   Staff severance indemnities

The Company has set up a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost


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                                      11


                                                              FREE TRANSLATION


of the benefit, which is discounted at a 7.0% annual rate using the staff's length of service to their retirement date.

t)   Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original document must be presented and the containers should be in good condition. Guarantees are not adjusted for price level restatements.

After a 5 year term since the date of the invoice, should the client fail to deliver part or all of containers and/or cases, Andina can cash in all or part of the pledge.

This liability is presented in Other long-term liabilities, considering that the number of new bottles in circulation in the market during the period is historically greater than the number of bottles returned by clients during the same period.

u)   Net Sales

The Company records net sales based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)   Derivative contracts

Derivative contracts include forward foreign currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are recorded as a credit to Other liabilities (current or long-term), depending on whether the difference results in a loss or income, respectively.

Hedge contracts for expected transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

w)   Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.


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x)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers as its franchiser.

y)   Consolidated statement of cash flows

In accordance with Technical Bulletin 50 issued by the Chilean Institute of Accountants and with Circular 1501 from the Superintendency of Stock and Insurance, the Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is more comprehensive than that used for the statement of income.

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The subsidiaries included in the consolidated financial statements and
Andina's direct and indirect holding percentages are as follows:

                                                                            Holding Percentage
                                                                            ------------------
                                                            September 30, 2003          September 30, 2002
Tax                                                        --------------------------   ------------------
Registration No.          Company Name                     Direct   Indirect    Total               Total
----------------------    ------------                     ------   --------    -----               -----
0-E                  ABISA CORP S.A.                        99.9       0.09     99.99                0
96842970-1           ANDINA BOTTLING INVESTMENTS S.A.       99.9       0.09     99.99               99.99
96836750-1           ANDINA INVERSIONES SOCIETARIAS S.A.    99.9       0.09     99.99               99.99
96972760-9           ANDINA BOTTLING INVESTMENTS DOS S.A.   99.9       0.09     99.99               99.99
0-E                  COMPLEJO INDUSTRIAL PET S.A.            0        99.99     99.99               99.99
0-E                  EMBOTELLADORA DEL ATLANTICO S.A.        0        99.99     99.99               99.99
96623640-K           ENVASES MULTIPACK S.A.                  0        99.99     99.99               99.99
0-E                  RIO DE JANEIRO REFRESCOS LTDA.          0        99.99     99.99               99.99
78536950-5           SERVICIOS MULTIVENDING LTDA.           99.9       0.09     99.99               99.99
0-E                  THE STERLING PACIFIC CORP S.A.          0         0         0                  99.99
78861790-9           TRANSPORTES ANDINA REFRESCOS LTDA.     99.9       0.09     99.99               99.99
96648500-0           VITAL S.A.                              0        99.99     99.99               99.99

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous period, which could significantly affect the comparability of these financial statements.

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NOTA 4 - MARKETABLE SECURITIES
------------------------------

See tables below:

                                                      Balance Composition
                                                        Accounting Value
                                                        ----------------
Instruments                                       Sept.30,2003    Sept.30,2002
-----------                                       ------------    ------------
Mutual Funds Quotas                                  4,146,000               0
Investments Funds                                   27,277,121      14,825,169
Total                                               31,423,121      14,825,169

Company                                                                ThCh$
-------                                                                -----
Citi Inst, Liquid Reserves Ltd,(N.York)                             27,236,776
Citi Inst, Liquid Reserves Ltd,(Dublin)                                 40,345
Fondo Mutuo Santander Santiago Money Market                          4,146,000

Total                                                               31,423,121


NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

94.5% of the portfolio of receivables, corresponds to the beverage business, 5.5% corresponds to the container business. The receivables had a turnover equivalent to 8.39 times (9.15 times in 2002). Details of receivables are as follows:



                                            More than 90 days
Caption                Up to 90 days          up to 1 year        Subtotal   Total Current (net)         Long Term
-------             -------------------    -------------------    --------   --------------------   --------------------
                    09-30-03   09-30-02    09-30-03   09-30-02    09-30-03   09-30-03    09-30-02   09-30-03    09-30-02
                    --------   --------    --------   --------    --------   --------    --------   --------    --------
Trades receivables 20,283,728  17,557,712  1,818,436   1,613,464 22,102,164  20,179,952 17,559,444         -           -
Allowance for
  doubtful
  accounts                                                        1,922,212

Notes receivable    7,955,559   7,026,838    704,444     574,438  8,660,003   7,992,268  7,057,049         -      23,456
Allowance for
  doubtful
accounts 667,735

Other receivables   5,919,010   8,540,316    748,374   1,009,198  6,667,384   6,481,923  9,368,360     1,518      84,553
Allowance for
  doubtful
  accounts                                                          185,461
                                                                       Total long-term receivables     1,518     108,009

                                                              FREE TRANSLATION


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Notes and accounts receivable

Tax Reg, No.               Company                            Short Term                          Long Term
------------------         -------                            ----------                          ---------
                                                       09-30-03          09-30-02          09-30-03         09-30-02
                                                       --------          --------          --------          --------
0-E             CERVEJARIAS KAISER S.A.                  66,078                 0                 0           37,852
96714870-9      COCA-COLA DE CHILE S.A.                       0                 0            39,612                0
0-E             CENTRALLI REFRIGERANTES S.A.          2,019,514                 0                 0           53,013
0-E             RECOFRAMA INDUSTRIA DO AMAZONAS
                LTDA,                                         0           240,878                 0                0
Total                                                 2,085,592           240,878            39,612           90,865

Notes and accounts payable

Tax Reg, No.               Company                            Short Term                          Long Term
------------------         -------                            ----------                          ---------
                                                       09-30-03          09-30-02          09-30-03         09-30-02
                                                       --------          --------          --------         --------
96714870-9      COCA-COLA DE CHILE S.A.              3,314,916         2,351,836                 0                0
89996200-1      ENVASES DEL PACIFICO                   262,713            11,491                 0                0
96714870-9      ENVASES ITALPRINT S.A.                       -           129,937                 0                0
0-E             RECOFARMA INDUSTRIAS DO AMAZONAS
                  LTDA,                                251,959                 -                 0                0
0-E             CENTRALLI REFRIGERANTE S.A.                  -            69,068                 0                0
O-E             CERVEJARIAS KAISER S.A.                      -            73,583
O-E             COCA-COLA DE ARGENTINA S.A.            684,877           509,359                 0                0
86881400-4      ENVASES CMF S.A.                     2,268,459         2,061,339                 0                0
96705990-0      ENVASES CENTRAL S.A.                   751,807           216,951                 0                0
0-E             CICAN S.A.                                   -           177,767                 0                0
Total                                                7,534,731         5,601,331                 0                0

                                                              FREE TRANSLATION


Transactions with related companies were as follows:

                                                                                                   September 30, 2003
                                                                                                   ------------------
                                                                                                              Effect on
                                 Tax                                                                            income
Company                        Reg. No.      Nature           Transaction Description           Amount     (charge)/credit
-------                     -------------    ------           -----------------------           ------     ---------------
                                                                                                ThCh$
                                                                                                -----
ENVASES CENTRAL S.A.          96705990-0  Subsidiary          Sale of raw materials             825,08            71,917
                                                              Sale of services & others         39,905            39,905
                                                              Purchase of finished
                                                              products                      10,122,184                 0
                                                              Services received                 54,695            54,695
                                                              Purchase of property, plant
                                                              & equipment                            0                 0
                                                              Interests                              0
ENVASES ITALPRINT S.A.        0-E         Director in common  Purchase of raw materials          4,008                 0
                                                              Services & others                  1,503                 0
                                                              Purchase of packaging                  -                 0

COCA - COLA DE CHILE S.A.     96714870-9  Shareholder related Sale of advertisement          1,556,971                 0
                                                              Other sales                       63,272                 0
                                                              Purchase of concentrate       19,803,558                 0
                                                              Payment advertising
                                                              participation                  2,790,254        (2,790,254)
                                                              Water fountain rent              946,685                 0
                                                              Others                         4,174,424                 0
COCA - COLA DE ARGENTINA S.A. 0-E         Shareholder related Purchase of concentrate       10,095,926                 0
                                                              Purchase of advertisement              0                 0
CERVEJARIAS KAISER S.A.       0-E         Subsidiary          Finished products              4,463,600                 0
ENVASES DEL PACIFICO S.A.     89996200-1  Director in common  Purchase of labels                     0                 0
                                                              Purchase of raw materials        690,608                 0
                                                              Services & others                  4,102                 0
                                                              Other sales                          752                 0
RECOFARMA INDUSTRIAS
  DO AMAZONAS LTDA,           0-E         Subsidiary          Purchase of concentrate       16,137,865                 0
                                                              Payment advertising
                                                              participation                  9,584,899
ENVASES CMF S.A.              86881400-4  Subsidiary          Purchase of containers         2,405,260                 0
                                                              Purchase of raw materials      6,689,031                 0
                                                              Other sales                    1,415,923                 0
                                                              Services rendered                   1,21                 0
                                                              Other services                     3,112
CENTRALLI REFRIGERANTES S.A.  0-E         Subsidiary          Purchase of finished
                                                              products                         943,719                 0
CERVEJARIAS KAISER S.A.       0-E         Subsidiary          Purchase of finished
                                                              products                       4,463,600
                              0-E                             Payment advertising
                                                              participation                        757              (757)
                                                              Fee direct sales                 166,781          (166,781)
RECOFARMA INDUSTRIAS          0-E         Subsidiary          Purchase of concentrate       11,367,710                 0
  DO AMAZONAS LTDA,
                              0-E                             Payment advertising
                                                              participation                  3,303,218        (3,303,218)
                                                              Other                            587,745          (587,745)

                                                              FREE TRANSLATION


                                                                                                   September 30, 2002
                                                                                                   ------------------
                                                                                                              Effect on
                                 Tax                                                                            income
Company                        Reg. No.      Nature           Transaction Description           Amount     (charge)/credit
-------                     -------------    ------           -----------------------           ------     ---------------
                                                                                                ThCh$
                                                                                                -----
ENVASES CENTRAL S.A.          96705990-0  Subsidiary          Sale of raw materials               933,5         49,638
                                                              Sale of services & others          67,413         67,413
                                                              Purchase of finished products   9,352,228              0
                                                              Services received                   1,403          1,403
                                                              Purchase of property, plant
                                                              & equipment                         5,244              0
                                                              Interests                           1,175          1,175
ENVASES ITALPRINT S.A.        0-E         Director in common  Purchase of raw materials         526,536              0
                                                              Services & others                       0              0
                                                              Purchase of packaging              33,567              0

COCA - COLA DE CHILE S.A.     96714870-9  Shareholder related Sale of advertisement             985,221              0
                                                              Other sales                       107,949              0
                                                              Purchase of concentrate        25,702,901              0
                                                              Payment advertising                           (1,433,182)
                                                              participation                   1,433,182
                                                              Water fountain rent                     0              0
                                                              Others                            650,075              0
COCA - COLA DE ARGENTINA S.A. 0-E         Shareholder related Purchase of concentrate         7,548,541              -
                                                              Purchase of advertisement          69,004        939,725
CERVEJARIAS KAISER S.A.       0-E         Subsidiary          Finished products               4,696,032        981,789
ENVASES DEL PACIFICO S.A.     89996200-1  Director in common  Purchase of labels                 18,412              0
                                                              Purchase of raw materials          52,204              0
                                                              Services & others                   9,253              0
                                                              Other sales                             0              0
RECOFARMA INDUSTRIAS
  DO AMAZONAS LTDA,           0-E         Subsidiary          Purchase of concentrate        20,495,593              0
                                                              Payment advertising
                                                              participation                   8,218,846
ENVASES CMF S.A.              86881400-4  Subsidiary          Purchase of containers          1,426,235              0
                                                              Purchase of raw materials       3,974,448              0
                                                              Other sales                             0              0
                                                              Services rendered                       0              0
                                                              Other services
CENTRALLI REFRIGERANTES S.A.  0-E         Subsidiary          Purchase of finished products   3,554,979              0
CERVEJARIAS KAISER S.A.       0-E         Subsidiary          Purchase of finished products
                              0-E                             Payment advertising
                                                              participation                     684,823       (684,823)
                                                              Fee direct sales                  296,966       (296,966)
RECOFARMA INDUSTRIAS          0-E         Subsidiary          Purchase of concentrate        14,128,446              0
  DO AMAZONAS LTDA,
                              0-E                             Payment advertising
                                                              participation                   3,920,094     (3,920,094)
                                                              Other                           1,012,958     (1,012,958)

                                                              FREE TRANSLATION


NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period were as follows:

                                     2003      Provision 2003    Net 2003         2002      Provision 2002    Net 2002
                                     ----      --------------    --------         ----      --------------    --------
                                     ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
                                     -----          -----          -----          -----          -----          -----
Finished products                   9,282,602        (63,225)     9,219,377      8,703,101       (106,760)     8,596,341
Products in process                    44,505              0         44,505         45,689              0         45,689
Raw materials                      11,294,892        (17,032)    11,277,860      6,477,516        (47,372)     6,430,144
Raw materials in transit            4,923,189        (37,200)     4,885,989      3,655,426              0      3,655,426
                                                                          0
                                   ----------     ----------     ----------     ----------     ----------     ----------
Total                              25,545,188       (117,457)    25,427,731     18,881,732       (154,132)    18,727,600
                                   ----------     ----------     ----------     ----------     ----------     ----------

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a)   General:

At September 30, 2003, the Parent company does not present any balance for Accumulated non-taxable profits, Financial profits amounting to ThCh$ 11,943,154 have been distributed on account of the taxable profits generated during the period 2003.

At September 30, 2002, there is no balance for the Accumulated Taxable profits, The non-taxable profits amounted to ThCh$34,036,663, without credit for first category taxes.

To compose the accounting deferred tax balance, short-term assets and liabilities should be netted off against long-term assets and liabilities.

                                                              FREE TRANSLATION


b)   Deferred taxes at each end of period were as follows:

                                             September 30, 2003                                  September 30, 2002
                                             ------------------                                  ------------------
                                       Assets                  Liabilities                 Assets                 Liabilities
                                       ------                  -----------                 ------                 -----------
                              Short Term   Long term    Short Term    Long Term   Short Term    Long Term   Short Term    Long Term
                              ----------   ---------    ----------    ---------   ----------    ---------   ----------    ---------
                                  ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$       ThCh$         ThCh$
                                  -----        -----        -----        -----        -----        -----       -----         -----
Allowance for doubtful
accounts                         307,198      261,992            0            0      252,915      292,964            0            0
Vacation provision               114,042            0            0            0      129,855            0       14,081            0
Amortization of intangibles            0            0            0            0            0            0            0            0
Leased assets                     13,781            0          643       60,690       54,775            0        3,497       11,636
Production expenses                    0            0            0            0            0            0            0            0
Depreciation Property,
plant & equipment                      0      688,801            0    3,956,962            0            0       88,251    5,071,224
Severance Indemnities                  0          547        5,093      519,749            0            0            0      490,058
Other Events                           0            0            0            0       44,495       24,283            0            0
Provision for assets
written-off                            0    1,799,972            0            0       76,065    1,309,271            0            0
Provision labor and
commercial lawsuits                    0    2,305,267            0            0            0      481,467            0            0
Tax loss carry forwards                0   17,006,714            0            0            0   24,743,011            0            0
Deposits in guarantee                  0            0            0    2,428,678            0      673,896            0    2,194,821
Others                           279,551    3,927,542      142,825    1,636,234       68,078      119,992       15,919       96,388
Local bonds issuance
expense                                0            0            0      226,973            0            0            0      259,616
Contingency provisions                 0      452,792            0            0            0      303,768            0            0
Social Contribution                    0    2,937,397            0            0            0    3,424,906            0            0
Valuation of fixed assets              0            0            0            0            0            0            0      453,624
Differences in fixed
assets for promotional
regime                                 0            0            0            0            0            0       12,312      107,153
Complimentary accounts-net
of amortization                   26,998    4,043,362            0    4,658,573      103,446    3,536,811            0    5,707,353
Valuation allowance                    0   23,624,822                                      0   26,408,379
TOTAL                            687,574    1,712,840      148,561    4,170,713      522,737    1,427,968      134,060    2,977,167

                                                              FREE TRANSLATION


c)   Income taxes at each end of period were as follows:


Caption                                                                               September 30, 2003  September 30, 2002
-------                                                                               ------------------  ------------------
Current tax expense (tax provision)                                                       (3,860,179)         (8,862,785)
Tax expense adjustment (prior period)                                                        641,456              14,202
Deferred Income tax                                                                         (138,585)            (38,631)
Tax benefit for tax loss                                                                           0             198,555
Amortization of deferred income tax asset and liability complementary accounts              (255,588)           (223,074)
Tax expense  adjustment due to changes in the evaluation provision                          (164,485)           (287,969)
Other charges or credits                                                                    (109,519)           (191,727)
                                                                                          ----------          ----------
Totals                                                                                    (3,886,900)         (9,391,429)
                                                                                          ----------          ----------

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS,
-------------------------------------------------------------------

The Company had no leasing agreements.

NOTE 10  OTHER CURRENT ASSETS
-------  --------------------

                                                                                             2003                2002
                                                                                             ----                ----
                                                                                            ThCh$                ThCh$
                                                                                            -----                -----
Materials and supplies of frequent use                                                     3,720,152           2,785,672
Interest accrued long-term bond                                                              652,758             257,472
Advertising agreements                                                                       491,541             449,780
Issuance expense and difference bonds par value                                              354,877                   -
REPOS Inversiones Comprometidas                                                                    -           1,322,745
Hedge                                                                                      4,077,158
Others                                                                                       236,673             190,941
                                                                                          ----------          ----------
Total                                                                                      9,533,159           5,006,610
                                                                                          ----------          ----------

NOTE 11 -  PURCHASE / RESALE AGREEMENTS
---------  ----------------------------

The Company has no agreements of this type.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery, Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment, The Company has purchased insurance to cover its fixed assets and inventories from likely losses. These assets are distributed as follows:
Chile      : Santiago, Renca, Rancagua, and San Antonio
Argentina  : Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil     : Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Minas Gerais

                                                              FREE TRANSLATION


a) Principal components of property, plant and equipment at each end of period are as follows:

                                    Balances at September 30, 2003                   Balances at September 30, 2002
                                    ------------------------------                   ------------------------------
                                 Total       Accumulated          Net          Total        Accumulated        Net
                                 -----       ------------         ---          -----        ------------       ---
                              Fixed assets   Depreciation    Fixed assets   Fixed assets    Depreciation   Fixed assets
                              ------------   ------------    ------------   ------------    ------------   ------------
                                  ThCh$          ThCh$           ThCh$         ThCh$            ThCh$          ThCh$
                                  -----          -----           -----         -----            -----          -----

Land                            15,063,350              0      15,063,350     17,336,603              0      17,336,603
Buildings and improvements      98,353,602    (34,503,596)     63,850,006    109,959,353    (34,755,284)     75,204,069
Machinery and equipment        240,463,595   (164,481,534)     75,982,061    264,640,180   (172,063,000)     92,577,180
Other property, plant and
equipment                      183,230,056   (153,422,909)     29,807,147    193,667,567   (158,753,426)     34,914,141
Technical reappraisal of
property, plant & equipment      1,900,381       (549,718)      1,350,663      1,900,417       (540,387)      1,360,030
                               -----------   ------------     -----------    -----------   ------------     -----------
Total                          539,010,984   (352,957,757)    186,053,227    587,504,120   (366,112,097)    221,392,023
                               -----------   ------------     -----------    -----------   ------------     -----------

                                                              FREE TRANSLATION


b)   Other property, plant and equipment at each end of period are as follows:

                                                          2003          2002
                                                          ----          ----
                                                         ThCh$         ThCh$

Furniture and tools                                    20,734,896    28,724,932
Refrigerating equipment, promotional equipment
   and other minor assets                              45,509,665    45,879,667
Containers                                             99,322,997   103,937,991
Others                                                 17,662,498    15,124,977
                                                      -----------   -----------
Total other property, plant and equipment             183,230,056   193,667,567
                                                      -----------   -----------

c) Technical reappraisal of property, plant and equipment at each end of period was as follows:


                                 Balances as of September 30, 2003                 Balances as of September 30, 2002
                                 ---------------------------------                 ---------------------------------
                                                                  Net                                              Net
                                Total        Accumulated    property, plant      Total        Accumulated    property, plant
                                Assets       Depreciation    and equipment       Assets       Depreciation    and equipment
                                ------       ------------   ---------------      ------       ------------   ---------------
                                ThCh$           ThCh$            ThCh$           ThCh$            ThCh$           ThCh$
                                -----           -----            -----           -----            -----           -----
Land                        1,269,032                        1,269,032        1,270,208               0        1,270,208
Buildings & Constructions     177,664         (110,551)         67,113          176,124        (104,306)          71,818
Machinery & equipment         453,685         (439,167)         14,518          454,085        (436,081)          18,004
Total                       1,900,381         (549,718)      1,350,663        1,900,417        (540,387)       1,360,030

d)   Depreciation for the period

     The depreciation for the period reflected in the Consolidated Statements of Cash Flow is recorded in full under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no contracts of this type.

                                                              FREE TRANSLATION


NOTE 14 - INVESTMENTS IN RELATED COMPANIES
------------------------------------------

1. Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective periods, are shown in the table attached.

     The companies Agromax S.A. and Centralli Refrigerante S.A., present negative equity.

2 No liabilities have been incurred as hedging instruments for investments abroad.

3 There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp, S.A. (formerly The Sterling Pacific
     Corp), which income amounts to MUS$ 44.9.

4 Embotelladora Andina S.A. through its subsidiary RJR, has an indirect equity investment (11.32%) in Kaik Participacoes Ltda, (Kaik), The latter, in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for the amount of MUS$ 485.4 to MXS do Brasil S.A. ("MBR"), This transaction led to recognizing a proportional gain of MUS$ 15.32 in RJR. From such transaction, RJR received MUS$ 15 as dividend, as a result of the payment in cash for said sale, A total of MUS$ 5.7 is pending, which has been guaranteed against shares of the Molson Company ("MCA"). This last value was provisioned until May 2003, because some shares were guaranteed against existing contingencies of Cervejarias Kaiser S.A. During June 2003, said contingencies were resolved, releasing the guaranty, and thus recognizing the respective earning in RJR, net of taxes which amounted to US$3,22 million.

                                                              FREE TRANSLATION


Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows,


                                         Investment
Identification                             control     Number       Ownership           Equity of             Income (loss)
   No.           Company       Country    currency   of shares      Interest           Companies             for the period
   ---------     -------       -------    --------   ---------      --------           ---------             --------------
                                                                  09-30-  09-30-   09-30-     09-30-        09-30-      09-30-
                                                                   2003    2002     2003       2002          2003        2002
                                                                   ----    ----     ----       ----          ----        ----
                                                                     %       %      ThCh$      ThCh$         ThCh$       ThCh$
                                                                   ----    ----     -----      -----         -----       -----
86881400-4   ENVASES CMF      CHILE         PESOS          28,000  50,0    50,0  33,088,075  30,296,797     713,420      463,654
0-E          CICAN S.A.       ARGENTINA     DOLARES         3,040  15,2    15,2   6,263,789  21,601,358    (318,849)     546,372
0-E          KAIK
              PARTICIPACOES
              LTDA,           BRASIL        DOLARES    16,098,919  11,3    11,3  22,084,296  19,101,353  19,289,734  103,642,555
96705990-0   ENVASES
               CENTRAL
               S.A.           CHILE         PESOS       1,499,398  48,0    48,0   3,195,859   2,609,370     469,233      501,347
TOTAL


Identification                                             Participation in           Unrealized              Book value
   No.            Company         Accrued Income           net income (loss)             Income              of investment
   ----------     -------         --------------           -----------------             ------              -------------
                               09-30-2003   09-30-2002  09-30-2003  09-30-2002   09-30-2003   09-30-2002  09-30-2003  09-30-2002
                               ----------   ----------  ----------  ----------   ----------   ----------  ----------  ----------
                                  ThCh$       ThCh$        ThCh$       ThCh$        ThCh$       ThCh$        ThCh$       ThCh$
                                  -----       -----        -----       -----        -----       -----        -----       -----
86881400-4   ENVASES CMF        (385,343)     (10,932)  16,544,038  15,148,399  (1,344,801)  (1,367,392) 15,199,237  13,781,007
0-E          CICAN S.A.          (48,465)      83,049      952,096   3,283,406           0            0     952,096   3,283,406
0-E          KAIK
               PARTICIPACOES
               LTDA,           2,183,541   12,204,341    2,499,876   2,160,363           0            0   2,499,876   2,160,363
0-E          ENVASES CENTRAL
96705990-0     S.A.              219,206     (246,487)   1,534,012   1,252,498    (207,933)    (207,937)  1,326,079   1,044,561
TOTAL                                                   21,530,022  21,844,666  (1,552,734)  (1,575,329) 19,977,288  20,269,337

                                                              FREE TRANSLATION


NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

Goodwill at each end of period and the amortization during each period were as follows:

                                                                    September 30, 2003               September 30, 2002
                                                                    ------------------               ------------------
                                                              Amortization                    Amortization
  Tax Reg.                                                     during the                      during the
  No.              Company                                       period     Goodwill balance     period     Goodwill balance
  --------         -------                                       ------     ----------------     ------     ----------------
0-E            RIO DE JANEIRO REFRESCOS LTDA,                  2,919,364        54,915,732      3,395,465       68,285,402
0-E            EMBOTELLADORA DEL ATLANTICO S.A.                2,597,153        43,339,778      3,027,307       54,555,328
93899000-K     VITAL S.A.                                              0         1,217,354              0        1,251,667
               TOTAL                                           5,516,517        99,472,864      6,422,772      124,092,397

NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since this balance represent less than 10% of Other assets.

                                                              FREE TRANSLATION


NOTE 18 - OTHER LONG TERM ASSETS

Other assets at each end of period were as follows:

                                                   September 30,  September 30,
                                                       2003           2002
                                                   -------------  -------------
                                                       ThCh$          ThCh$

Prepaid expenses                                     2,115,087      2,408,688
Issuance expenses and par- value difference-
 bonds                                               3,776,492      4,215,802
Time deposit-Deutsche Bank AG,                      55,199,283     70,261,619
Deposit Credit Link Endesa                           6,701,443             -
Deposit Credit Link Cemex                            5,717,835             -
Bonds:
         Endesa                                      6,758,179     19,465,857
         Compania de Telefonos de Chile                     -      16,983,665
         Enersis S.A.                                7,332,674      8,573,484
         Banco Sudamericano                          3,401,157      3,996,942
         Banco Santiago S.A.                         6,606,697     11,102,152
         Banco Santander                             2,741,099             -
         Petroleos Mexicanos                        14,146,744      8,290,709
         Telefonos de Mexico S.A.                    3,416,487      4,038,287
         Cemex S.A.                                         -       8,397,395
         Empresa Electrica Pehuenche S.A.                   -       7,919,693
         Compania Manufacturera de Papeles y
           Cartones S.A.                             6,773,140      7,909,438
         Celulosa Arauco S.A.                        9,607,193     11,132,505
         Chilgener S.A.                             16,465,365     18,960,509
         Bono Soberano Chileno                              -      12,743,104
         Bono Soberano Mexico                        6,659,273             -
Tax receivable                                              -          56,014
Non operating fixed assets                           1,543,216        805,497
Judicial Deposits Brazil                             1,395,167             -
Others                                               1,385,362      1,777,196

Total                                              161,741,893    219,038,556

                                                              FREE TRANSLATION


NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

Short term bank liabilities

                                                                Currency and indexation adjustment
                                                                ----------------------------------
                                                                    Other foreign
                                                   US Dollars         currencies      Non-readjustable Ch$         Total
Tax Reg.           Bank or Financial               ----------         ----------      --------------------         -----
No.                Institution                 09-30-03  09-30-02  09-30-03  09-30-02   09-30-03  09-30-02   09-30-03  09-30-02
---------          -----------                 --------  --------  --------  --------   --------  --------   --------  --------
97015000-5         BANCO SANTANDER                    0         0         0         0  6,693,983         0  6,693,983         0
0-E                BANCO ITAU                         0         0    15,495         0          0         0     15,495         0
97004000-5         BANCO CHILE                        0     1,555         0         0          0         0          0     1,555
                   OTHERS                             0         0         0         0          0         0          0         0
                   TOTALES                            0     1,555    15,495         0  6,693,983         0  6,709,478     1,555
                   Principal due                                     15,495         0  6,632,928            6,648,423

                   Average annual interest rate            0,0236    0,2050               0,0384


Long-term bank liabilities


                                                                Currency and indexation adjustment
                                                                ----------------------------------
                                                      US Dollars             Other foreign currencies              Total
Tax Reg.           Bank or Financial                  ----------             ------------------------              -----
No.                Institution                09-30-03       09-30-02       09-30-03       09-30-02      09-30-03      09-30-02
--------           -----------                --------       --------       --------       --------      --------      --------
            Long Term
0-E         BANCO BOSTON                                                     268,084          5,990        268,084        5,990
0-E         BANCO BRADESCO                                                   479,043        508,054        479,043      508,054
0-E         BANCO ITAU                                                       159,142        299,877        159,142      299,877
0-E         BANCO SANTANDER                          0              0         60,168                        60,168            0
0-E         BANCO SCHOLLE                                      13,163                                                    13,163
0-E         DEXIA BANK BELGIUM                 420,548        512,487                                      420,548      512,487
            Others                                                  0
            TOTALS                             420,548        525,650        966,437        813,921      1,386,985    1,339,571
            Principal due                   52,877,600     61,635,454        827,469        745,433     53,705,069   62,380,887

Average annual interest rate                      6,51%          6,51%         15,56%         13,40%

Percentage Liabilities foreign
currency                                      100,0000
Percentage Liabilities local currency           0,0000

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

The Company has no balance in this item.

                                                              FREE TRANSLATION


NOTE 21 - LONG-TERM BANK LIABILITIES
------------------------------------

The TJLP, corresponds to the Brazilian's Central Bank long term interest rate.

Long - term bank liabilities were as follows:

                                                           Years to maturity           Current end of period   Prior end of period
                                                           -----------------           ---------------------   --------------------
                                                    More than  More than  More than  Total long term  Interest  Total long term at
Tax Reg.   Bank or financial                        ---------  ---------  ---------  ---------------- --------   -----------------
No.        institution            Currency              1          2          3      at end of period   rate       end of period
---------  -----------            --------              -          -          -      ----------------   ----       -------------
0-E        BANCO BRADESCO         Other currencies   11,923                                11,923       15,2%           116,038
0-E        BANCO ITAU             Other currencies              569,735                   569,735       15,6%
0-E        BANCO BOSTON           Other currencies                         340,801        340,801       15,5%           524,167
0-E        BANCO BOSTON           Other currencies                          29,713         29,713       16,0%
0-E        BANCO SANTANDER        Other currencies                       1,204,314      1,204,314       15,6%
0-E        DEXIA BANK BELGIUM     Other currencies           52,877,600                52,877,600       6,51%                 0
0-E        ARTESIA BANKING CORP                                                                                      61,635,454
0-E        BANCO SCHOLLE                                                                                                844,509
TOTAL                                                11,923  53,447,335  1,574,828     55,034,086                    63,120,168

Percentage of liabilities in foreign currency: 100%
Percentage of liabilities in local currency: 0%

NOTE 22 - LONG- AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
-------------------------------------------------------------------------

1    Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-   : Rating according to Fitch Ratings
BBB+ : Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-  : Rating according to Fitch Chile Clasificadora de Riesgo Limitada
AA   : Rating according to Feller & Rate Clasificadora de Riesgo Limitada

2    Bond repurchases.

As of September 30, 2002, Embotelladora Andina S.A., through its subsidiary, The Sterling Pacific Corp S.A. (now Abisa Corp S.A.) repurchased bonds issued in the US markets, issued by the Company, for an amount of MUS$14.55 (the accumulated amount as of the same date this year is US$313.9 million), which are presented as deductions to the long-term liabilities.
At September 30, 2003 the total repurchase amount was MUS$314, of a total of MUS$350.

3    Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda, (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for MUS$75 maturing in December 2007 and semiannual interest payments, At September 30, 2003 and 2002, all such bonds are owned by the subsidiary ABISA Corp, (formerly, The Sterling Pacific Corp, S, A,), Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

                                                              FREE TRANSLATION


Details of bonds payable are as follows:


Instrument subscription or                         Nominal                               Interest        Maturity
Identification number                 Series        Value         Currency                 rate            date
--------------------------            ------        -----         --------                 ----            ----
Current portion of long term bonds
YANKEE BONDS                             A       32,076,000       US$ Exch. Rate                7%       01/10/2007
YANKEE BONDS                             B        4,000,000       US$ Exch. Rate            7,625%       01/10/2027
Register 254 SVS 13 June 2001            A        3,300,000       UF                        6,200%       01/06/2008
Register 254 SVS 13 June 2001            B        3,700,000       UF                        6,500%       01/06/2026
Total current maturities

Long-term portion of bonds payable
YANKEE BONDS                             A       32,076,000       US$ Exch. Rate                7%       01/10/2007
YANKEE BONDS                             B        4,000,000       US$ Exch. Rate            7,625%       01/10/2027
Register 254 SVS 13 June 2001            A        3,300,000       UF                          6,2%       01/06/2008
Register 254 SVS 13 June 2001            B        3,700,000       UF                          6,5%       01/06/2026
Total long term

                                                                                Par Value
                                                                                ---------
Instrument subscription or           Interest       Amortization      September 30,     September 30,   Placement in
Identification number                  paid            Period             2003              2002       Chile or abroad
---------------------                  ----            ------             ----              ----       ---------------
Current portion of long term bonds
YANKEE BONDS                        Half yearly       10 years            742,045           864,946       Foreign
YANKEE BONDS                        Half yearly       30 years            100,798           117,492       Foreign
Register 254 SVS 13 June 2001       Half yearly       Dec, 2003        16,050,846         1,137,419       Chile
Register 254 SVS 13 June 2001       Half yearly       Dec, 2009         1,337,121         1,336,026       Chile
Total current maturities                                               18,230,810         3,455,883

Long-term portion of bonds payable
YANKEE BONDS                        Half yearly       10 years         21,201,274        24,712,735       Foreign
YANKEE BONDS                        Half yearly       30 years          2,643,880         3,081,773       Foreign
Register 254 SVS 13 June 2001       Half yearly       Dec, 2003        41,009,393        55,876,345       Chile
Register 254 SVS 13 June 2001       Half yearly       Dec, 2009        62,700,311        62,649,235       Chile
Total long term                                                       127,554,858       146,320,088

                                                              FREE TRANSLATION


NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each end of period were as follows:

                                                 Short Term                    Long Term
                                                 ----------                    ---------
        Provisions                           2003          2002           2003           2002
                                             ----          ----           ----           ----
                                            ThCh$          ThCh$          ThCh$          ThCh$
                                            -----          -----          -----          -----
Accrued and undocumented liabilities      8,662,597     10,879,547      3,832,097      5,483,291
Vacation provision                        2,141,427      1,557,920              -              -
Staff severance indemnities                 166,922        337,688      2,247,803      2,287,702
Advertising                                 639,828      2,413,985              -              -
Bank tax (Brazil)                                                       6,585,771      2,195,935
Total                                    11,610,774     15,189,140     12,665,671      9,966,928

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                          September 30, 2003  September 30, 2002
                                          ------------------  ------------------
                                                ThCh$              ThCh$
                                                -----              -----
Beginning balance                              2,596,924          2,662,939
Provision for the period                         275,733            225,008
Payments                                        (457,932)          (262,557)
Ending balance                                 2,414,725          2,625,390

NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------

                                                        2003       2002
                                                        ----       ----
Liabilities                                             ThCh$      ThCh$
                                                        -----      -----
Andina Inversiones Societarias S.A.                    51,863     49,419
                                                       ------     ------
                                                       51,863     49,419
                                                       ------     ------

                                                        2003       2002
                                                        ----       ----
Statements of Income                                    ThCh$      ThCh$
                                                        -----      -----
Andina Inversiones Societarias S.A.                    (1,700)    (1,882)
                                                       ------     ------
                                                       (1,700)    (1,882)
                                                       ------     ------

                                                              FREE TRANSLATION


NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

a) Movements in shareholders' equity were as follows:

                                                                         September 30, 2003
                                                                         ------------------
                                                        Capital                                                 Net income
                                                        --------                                                ----------
                                          Paid-in     restatement                  Accumulated     Interim     (loss) for the
                                          --------    ------------                 ------------    --------    --------------
                                          capital       reserve    Other reserves    Earnings     Dividends       period
                                          -------       -------    --------------    --------     ---------       ------
Beginning balance                       184,523,532             0    59,566,090    103,658,528   (11,644,791)   33,021,268
Distribution of prior-period income               0             0             0     21,376,477    11,644,791   (33,021,268)
Final dividend for the prior-period               0             0             0    (39,754,756)            0             0
Capital increase with issuance of
shares                                            0             0             0              0             0             0
Capitalization reserves and/or earnings           0             0             0              0             0             0
Accumulated deficit for the period                0             0             0              0             0             0
Translation adjustment                            0             0   (16,631,167)             0             0             0
Capital revalued                                  0     2,214,282       714,792      1,659,437        (3,832)            0
Income for the period                             0             0             0              0             0     8,400,027
Interim dividends                                 0             0             0              0    (7,663,567)            0
Ending balance                          184,523,532     2,214,282    43,649,715     86,939,686    (7,667,399)    8,400,027
Restated balance

                                                                         September 30, 2002
                                                                         ------------------
                                                        Capital                                                 Net income
                                                        --------                                                ----------
                                          Paid-in     restatement                  Accumulated     Interim      (loss) for
                                          --------    ------------                 ------------    --------     ----------
                                          capital        reserve    Other reserves   Earnings      Dividends     the period
                                          -------        -------    --------------   --------      ---------     ----------
Beginning balance                      179,149,060             0     46,252,421   125,211,171   (11,587,314)    33,066,958
Distribution of prior-period income              0             0              0    21,479,644    11,587,314    (33,066,958)
Final dividend for the prior-period              0             0              0   (46,141,062)            0              0
Capital increase with issuance of
shares                                           0             0              0             0             0              0
Capitalization reserves and/or earnings          0             0              0             0             0              0
Accumulated deficit for the period               0             0              0             0             0              0
Translation adjustment                           0             0     23,350,654             0             0              0
Capital revalued                                 0     2,328,938        601,281     1,353,288       (26,823)             0
Income for the period                            0             0              0             0             0     24,902,497
Interim dividends                                0             0              0             0    (7,663,567)             0
Ending balance                         179,149,060     2,328,938     70,204,356   101,903,041    (7,690,390)    24,902,497
Restated balance                       184,344,383     2,396,477     72,240,282   104,858,229    (7,913,411)    25,624,669

                                                              FREE TRANSLATION


b)   Number of shares:

Series      Subscribed Shares      Paid-in shares     Shares with voting rights
------      -----------------      --------------     -------------------------
A              380,137,271           380,137,271             380,137,271
B              380,137,271           380,137,271             380,137,271

c)   Capital:

Series      Subscribed capital     Paid-in capital
------      ------------------     ---------------
                  ThCh$                  ThCh$
A               92,261,766            92,261,766
B               92,261,766            92,261,766

d)  Other reserves

The balance in the Other reserves account has the following composition:

                                                        2003         2002
                                                       ThCh$        ThCh$
                                                     ----------   ----------
Reserve for translation adjustments                  42,717,185   71,307,738
Reserve for technical reappraisal of property,
  plant and equipment                                   151,762      151,762
Other reserves                                          780,768      780,782
                                                     ----------   ----------
Total                                                43,649,715   72,240,282
                                                     ==========   ==========

The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No, 64 issued by the Chilean Institute of Accountants and regulations specified under Circular 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                         Foreign Exchange gains
                                                      ----------------------------
                                      Balance as of   generated during the period      Release /    Balance as of
                                      January 1,      ---------------------------     transfer of   September 30,
Subsidiary                               2003           Investment       Liability      Reserve          2003
----------                               ----           ----------       ---------    -----------   ------------
                                         ThCh$             ThCh$           ThCh$         ThCh$          ThCh$
                                         -----             -----           -----         -----          -----
Rio de Janeiro Refrescos Ltda,         35,764,524     (10,404,458)             0             0        25,360,066
Embotelladora del Atlantico S, A,      16,140,561      (4,372,456)             0             0        11,768,105
Complejo Industrial Pet S, A,           7,443,266      (1,854,252)             0             0         5,589,014
Total                                  59,348,351     (16,631,166)             0             0        42,717,185

                                                              FREE TRANSLATION


Dividends paid in 2003 were as follows:

                                                                Dividend Ch$ per shares      Dividend Ch$ per shares
Dividend No.         Payment month          Dividend type               Series A                     Series B
------------------   -------------          -------------               --------                     --------
134                  January                Interim                        4,80                         5,28
135                  April                  Final                          4,80                         5,28
136                  May                    Final                         45,00                        49,50
137                  July                   Interim                        4,80                         5,28

Dividends Agreed in 2003 are as follows:

                                                                 Dividend Ch$ per shares      Dividend Ch$ per shares
Dividend No.         Payment month          Dividend type               Series A                     Series B
------------------   -------------          -------------               --------                     --------
138                  October                Interim                        4,80                         5,28


Dividends paid in 2002 were as follows:

                                                                Dividend Ch$ per shares       Dividend Ch$ per shares
Dividend No.         Payment month          Dividend type               Series A                      Series B
------------------   -------------          -------------               --------                      --------
129                  January                Interim                        4,80                          5,28
130                  April                  Final                          4,80                          5,28
131                  July                   Final                         40,00                         44,00
132                  July                   Interim                        4,80                          5,28

Dividends Agreed in 2002 were as follows:

                                                                 Dividend Ch$ per shares      Dividend Ch$ per shares
Dividend No.         Payment month          Dividend type               Series A                     Series B
------------------   -------------          -------------               --------                     --------
131                  December               Final                         13,00                        14,30
133                  October                Interim                        4,80                         5,28

                                                              FREE TRANSLATION


NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                         2003           2002
                                                         ----           ----
                                                        ThCh$           ThCh$
                                                        -----           -----
Other non-operating income during
  each period was as follows

Gain on sale of plant, property and equipment            463,888        602,578
Translation of financial statements             (1)    4,284,526              0
Provision Reversal                                     2,192,900              0
 Income from water lawsuit Brazil                              0      1,053,696
Others                                                   286,067        803,797

                                                     -----------    -----------
                                     Total             7,227,381      2,460,071
                                                     ===========    ===========

Other non-operating expense during
  each period was as follows

Write-off non operating assets                                 0       (313,767)
Loss in sale of fixed assets                            (231,447)      (309,954)
Obsolence and write-off fixed assets                     (91,593)    (5,565,009)
Severance payments                                       (49,003)    (3,246,995)

Lawsuits                                                (573,344)    (2,787,269)
Translation of financial statements             (1)            0     (9,093,809)
Others                                                  (861,769)    (2,400,815)

                                                     -----------    -----------
                                     Total            (1,807,156)   (23,717,618)
                                                     ===========    ===========

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income and expenses, as appropriate.

                                                              FREE TRANSLATION


NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

The composition of price-level restatement for each period is as follows:

                                                 September 30,    September 30,
                                          Index       2003            2002
                                          -----       ----            ----
Assets -  (charges)/credits
Inventories                                IPC      (214,825)        16,240
Property, plant and equipment              IPC       943,875      1,050,358
Investments in related companies           IPC     2,352,943      2,646,306
PPM                                        IPC         2,305          3,472
Current assets                             UF          1,808          1,848
Current assets                             IPC           462          1,633
Documents receivable related companies     UF        364,136              0
Documents receivable related companies     IPC       145,114              0
Other non-monetary assets                  IPC     2,380,714      4,079,161
Expense and cost accounts                  IPC       711,033      1,610,921
Total (charges)/credits                            6,687,565      9,409,939

Liabilities - (charges)/credits
Shareholders' equity                       IPC    (4,584,679)    (4,380,128)
Short-term liabilities                     UF     (1,985,626)    (1,654,122)
Short-term liabilities                     IPC      (751,068)    (1,020,557)
Long-term liabilities                      IPC    (2,757,550)    (3,527,467)
Income account                             IPC      (849,166)    (1,934,503)
Total (charges) credits                          (10,928,089)   (12,516,777)
Price-level restatement income (loss)             (4,240,524)    (3,106,838)

                                                              FREE TRANSLATION


NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------

                                                    September 30,  September 30,
Assets - (charges)/credits               Currency        2003           2002
--------------------------               --------        ----           ----
Cash                                       US$        (154,614)      (222,756)
Time deposits                              US$        (650,868)     8,842,025
Marketable securities                      US$        (327,203)       861,057
Sales Receivables                                          (10)             0
Other receivables                          US$           9,880      1,130,572
Notes and accounts receivable related
  companies s-term                                           0      6,100,167
Inventories                                US$          56,536            459
Other current assets                       US$         172,981      1,008,084
Investments in other companies             US$         (66,329)        96,759
Others                                     US$     (15,121,759)    41,152,888
Notes and accounts receivable related
  companies L-term                         US$      (2,253,889)             0
Price level restatament income             US$         (35,388)             0
Total (charges)/credits                            (18,370,663)    58,969,255

Liabilities - (charges) / credits
---------------------------------
Bonds payable short-term                   US$         453,121       (629,166)
Accounts payable                           US$           6,043        (40,729)
Notes and accounts payable related
  companies s-term                                           0     (1,927,058)
Provisions                                 US$         (32,772)       (24,910)
Other current liabilities                  US$          67,322        (44,736)
Bonds payable - long-term                  US$       2,390,515    (27,393,575)
Notes and accounts payable related
  companies L-term                                     704,470              0
Total (charges) credits                              3,588,699    (30,060,174)
Price level restatament income (loss)              (14,781,964)    28,909,081


NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2003 or 2002.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets, which are amortized on a straight-line basis over the period of the documents issued, Amortization is presented as financial expenses.

Bonds issued in the US market:
Issue expenses and rate differences have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:
Issue expenses and rate differences amounted to UF 100,000. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Issue expenses.

Monthly Amortization for issue expenses of the bonds amounted to UF 732,16.

                                                              FREE TRANSLATION


NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

Financing and investing activities not generating cash flows during each period, but which affect future cash flows, were as follows:

                                                    2003           Maturity         2002          Maturity
                                                    ----           --------         ----          --------
                                                    ThCh$            Date           ThCh$           Date
                                                                     ----                           ----

Disbursements

Yankee Bonds Interests                              (842,843)      10-01-03         (982,439)     10-01-02
Dividend payments                                 (3,831,784)      07-29-03         (982,439)     04-01-03
Dividend payments                                                                 (3,942,906)     10-31-02
Dividend payments                                                                (10,678,704)     12-19-02
Additions to property, plant and equipment          (439,398)      11-29-03       (3,616,730)     11-29-02
Additions to property, plant and equipment          (100,034)      11-29-03         (453,462)     12-28-02
Local bond interests                              (3,713,191)      12-01-03       (2,473,444)     12-01-02
Capital amortization local bonds                  (5,592,190)

                                                ------------                    ------------
Total disbursements (1)                          (14,519,440)                    (23,130,124)
                                                ============                    ============

Receipts
Sales of property, plant and equipment                46,950       11-14-03          153,667      11-14-02

                                                ------------                    ------------
Total income                                          46,950                         153,667
                                                ============                    ============

                                                ------------                    ------------
Total net                                        (14,472,490)                    (22,976,457)
                                                ============                    ============

                                                              FREE TRANSLATION


NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at September 30, 2003 were as follows:

                                                                  Contract Description
                                                                  --------------------

                                                                       Position             Hedged Item or transaction
                                                                       --------             --------------------------

Derivative       Contract    Value    Maturity Period   Specific Item  Purchase/Sale            Concept              Amount
----------       --------    -----    ---------------   -------------  -------------            -------              ------
                             ThCh$                                                                                    ThCh$
                             -----                                                                                    -----


SWAP CITIBANK    CCTE        660,970         IV Q 2003  US$ Exch.Rate        P        Purchase of raw materials       660,970
                                                        +19,20% AA

SWAP ITAU        CCTE        660,970         IV Q 2003  US$ Exch.Rate        P        Purchase of raw materials       660,970
                                                        +19,10% AA

SWAP ABN MARO    CCTE        660,970         IV Q 2003  US$ Exch,Rate        P        Purchase of raw materials       660,970
                                                        +19,00% AA

SWAP ITAU        CCTE      4,626,790         IV Q 2003  US$ Exch.Rate        P        Purchase of raw materials     4,626,790
                                                        +19,00% AA

SWAP ABN AMRO    CCTE      5,287,760         IV Q 2003  US$ Exch.Rate        P        Purchase of raw materials     5,287,760
                                                        +19,00% AA

SWAP ITAU        CCTE        660,970           IQ 2004  US$ Exch.Rate        P        Purchase of raw materials       660,970
                                                        +19,00% AA


                                                   Effect on accounts
                                                   ------------------

                   Hedged
                 Item Value          Assets / Liabilities                Effect on Income
                 ----------          --------------------                ----------------
Derivative
----------
                    ThCh$             Caption             Amount    Realized    Unrealized
                    -----             -------             ------    --------    ----------
                                                          ThCh$       ThCh$        ThCh$
                                                          -----       -----        -----

SWAP CITIBANK        660,970  Other assets and current    761,080      0          (160,764)
                              liabilities

SWAP ITAU            660,970  Other assets and current    760,563      0          (161,286)
                              liabilities

SWAP ABN MARO        660,970  Other assets and current    760,042      0          (161,807)
                              liabilities

SWAP ITAU          4,626,790  Other assets and current  5,341,051      0        (1,277,374)
                              liabilities

SWAP ABN AMRO      5,287,760  Other assets and current  6,116,616      0        (1,447,298)
                              liabilities

SWAP ITAU            660,970  Other assets and current    921,849      0          (162,068)
                              liabilities

                                                              FREE TRANSLATION


NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a.    Litigation and other legal actions:

Andina and its subsidiaries are not involved or are not likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1)   Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to Court of Appeal in San Miguel on July 3, 2001.

2) Complejo Industrial Pet S.A. is subject to labor and civil lawsuits for a maximum loss of ThUS$ 93.

3) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 16,732.

4) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 5,735.

5)   Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

b.   Restrictions

The bond issue and placement in the US market for US$350 million is not subject to covenants or financial ratios and limit restrictions.

     The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

     Leverage ratio, defined as the Total debt/shareholders' equity + minority interest ratio should be less than 1.20 times.

     Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times Current consolidated liabilities not guaranteed by the investee.

     Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling contract or license, renewable from time to time.

     Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

                                                              FREE TRANSLATION


The following table contains direct guarantees:

             Creditor                     Debtor          Type of             Assets involved            Balance pending as of
             --------                     ------          -------             ---------------            ---------------------
                                 Name    Relationship     guaranty         Type  Accounting value   Sept 30, 2003   Sept 30, 2002
                                 ----    ------------     --------         ----  ----------------   -------------   -------------
ILUSTRE MUNICIPALIDAD DE RENCA                          Warrant vouche                                    139,889
COURT OF APPEAL                     Judicial Deposit    Warrant vouche                                  2,357,988


             Creditor                                     Release of Guaranty
             --------                                     -------------------
                                 Sept, 30 2004   Assets   Sept, 30 2005   Assets   Sept, 30 2006   Assets
                                 -------------   ------   -------------   ------   -------------   ------
ILUSTRE MUNICIPALIDAD DE RENCA
COURT OF APPEAL

                                                              FREE TRANSLATION

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at September 30, 2003 were as follows:


                                  Relationship
                                      with
                                     Company         Type of        Amount of
           Guarantor              & Subsidiary       Guaranty        Guaranty       Currency               Transaction
           ---------              ------------       --------        --------       --------               -----------

Loss, Juan Nelson                       -             Mortgage         250,000   Argentine Pesos      Credit to distributor
Bachiecca, Ruben                        -             Mortgage          62,000   Argentine Pesos      Credit to distributor
Lopez, Nicanor                          -             Mortgage          63,000   Argentine Pesos      Credit to distributor
Ismael Hermanos                         -             Mortgage          49,000   Argentine Pesos      Credit to distributor
Tello, Mary Olga                        -             Mortgage          18,000   Argentine Pesos      Credit to distributor
Tahan, Julio e Hijos                    -             Mortgage          25,000   Argentine Pesos      Credit to distributor
Cruz del Eje Refrescos                  -             Mortgage          50,000   Argentine Pesos      Credit to distributor
Dean Funes Refrescos                    -             Mortgage          60,000   Argentine Pesos      Credit to distributor
Lopez, Hnos                             -             Mortgage          60,000   Argentine Pesos      Credit to distributor
Pardo, Angel                            -             Mortgage          39,000   Argentine Pesos      Credit to distributor
Casa, Elio                              -             Mortgage         120,000   Argentine Pesos      Credit to distributor
Romagnoli, Daniel                       -             Mortgage          50,000   Argentine Pesos      Credit to distributor
Soc, Administradora Plaza Cent,         -              Policy            3,076         U.F.            Advertising Contract
Destur S.A.                             -              Policy           60,000         US$             Advertising Contract
Mateos S.A.                             -              Policy            2,743         U.F.            Advertising Contract
Tuesday Limitada                        -              Policy           30,000         U.F.            Advertising Contract
IEF Latinoamerica                       -              Policy           93,250         US$              Services contract
Emp,Internac,De Com,                    -              Policy            7,000         U.F.            Construction contract
Emp,Internac,De Com,                    -              Policy            3,800         U.F.            Construction contract
Emp,Internac,De Com,                    -              Policy           11,400         U.F.            Construction contract
Soc, Constructora Neira                 -              Policy            2,000         U.F.            Construction contract
Soc, Constructora Neira                 -             Receipt        1,950,000          $              Construction contract
Soservi Ltda,                           -             Receipt        4,000,000          $               Services contract
Ziemann Liess                           -             Receipt          135,000         US$              Services contract
Empresa KHS                             -             Receipt          214,800         US$           Machine purchase garantie
Egas S.A.                               -              Policy            5,482         U.F.            Advertising Contract
Comercial  Gutierrez Scopesi            -             Mortgage          15,000          M$             Advertising Contract
                                                                                                     Purchase of Rio de Janeiro
CONFAB                                  -             Mortgage      30,000,000         US$                Refrescos Ltda,
                                                                                                       Purchase of Nitvitgov
Russel W, Coffin                        -         Letter of credit  29,254,641         US$              Refrigerantes S.A.
Distribuidores de Area                  -         Mortgage/Pledge    2,213,741         US$            Credit to distributor
Transportistas                          -              Pledge           63,068         US$                Sale of trucks

                                                              FREE TRANSLATION


NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

a. Assets at each end of period were composed of local and foreign currencies as follows:

                                                                                         Amount          Amount
                                                                                        September      September
                                                                  Currency              30, 2003        30, 2002
Current assets                                                                            ThCh$          ThCh$
--------------                                                                            -----          -----
Cash                                                          Non-Indexed Ch$           2,437,413      2,231,514
-                                                             US$                      10,723,972     10,473,630
-                                                             AR$                       1,072,168        524,849
-                                                             R$                          825,098      1,075,155
Time deposits                                                 AR$                             161            188
-                                                             R$                       11,340,672      1,979,498
Marketeable securities                                        Non-Indexed Ch$           4,146,000        617,400
-                                                             US$                      27,277,121     14,207,769
Trade accounts receivable                                     Non-Indexed Ch$          11,752,175     11,057,116
-                                                             US$                       1,291,927      1,055,277
-                                                             AR$                       1,435,701      1,533,356
-                                                             R$                        5,700,149      3,913,695
Notes receivable                                              Non-Indexed Ch$           6,645,831      5,818,046
-                                                             AR$                         211,974        135,694
-                                                             R$                        1,134,463      1,103,309
Other receivables                                             Non-Indexed Ch$           2,440,842      2,767,949
-                                                             US$                         106,724        429,169
-                                                             AR$                         554,655        152,134
-                                                             R$                        3,379,702      6,019,108
Notes and accounts receivable from related companies          US$                         238,325        240,878
-                                                             AR$                         306,059              0
-                                                             R$                        1,541,208              0
Inventories                                                   Indexed Ch$               7,531,778      7,552,641
-                                                             Non-Indexed Ch$           1,693,906              0
-                                                             US$                       5,280,301      3,464,301
-                                                             AR$                       4,079,542      2,289,990
-                                                             R$                        6,842,204      5,420,668
Recoverable taxes                                             Non-Indexed Ch$             563,760        501,960
-                                                             AR$                       1,687,386      1,523,057
-                                                             R$                          963,923      1,404,918
Prepaid expenses                                              Indexed Ch$                  76,317         55,958
-                                                             Non-Indexed Ch$           1,603,935      1,158,697
-                                                             US$                         159,839        150,852
-                                                             AR$                         314,198         45,710
-                                                             R$                          567,567        491,738
Deferred taxes                                                Non-Indexed Ch$             539,013        383,708
-                                                             R$                                0          4,969
Other current assets                                          Non-Indexed Ch$           6,225,702      1,785,292
-                                                             US$                       1,606,283      2,134,965
-                                                             AR$                       1,176,746        706,942
-                                                             R$                          524,428        379,411
Property plant and equipment

                                                              FREE TRANSLATION


                                                                                         Amount          Amount
                                                                                        September      September
                                                                  Currency              30, 2003       30, 2002
Current assets                                                                            ThCh$          ThCh$
--------------                                                                            -----          -----

-                                                             Indexed Ch$              69,907,274     59,943,196
-                                                             US$                     116,145,953    161,448,827
Other assets
Investments in related companies
-                                                             Indexed Ch$              16,525,322     14,825,570
-                                                             US$                       3,451,966      5,443,767
Investments in other companies                                Non-Indexed Ch$                   0        790,578
-                                                             US$                         678,244              0
Goodwill                                                      $REAJUSTABLE                      0      1,251,667
-                                                             $ NO REAJUSTABLES US$     1,217,355            990
-                                                             US$                      98,255,509    122,839,740
Long term receivables                                         AR$                           1,518         84,553
-                                                             R$                                0         23,456
Notes and accounts receivable from related companies          Indexed Ch$                  39,612              0
-                                                             US$                               0         37,852
-                                                             R$                                0         53,013
Intangibles                                                   US$                       3,185,984      3,713,663
Amortization                                                  US$                     (2,780,535)    (2,954,553)
Others                                                        Non-Indexed Ch$           5,445,367      6,325,855
-                                                             US$                     152,310,578    210,178,228
-                                                             AR$                       1,446,851      1,705,871
-                                                             R$                        2,539,097        828,602
Total Assets
-                                                             Non-Indexed Ch$          44,711,299     33,439,105
-                                                             US$                     417,932,191    532,864,365
-                                                             AR$                      12,286,959      8,702,344
-                                                             R$                       35,358,511     22,697,540
-                                                             Indexed Ch$              94,080,303     83,629,032

                                                              FREE TRANSLATION


b. Current liabilities at end of period were composed of local and foreign currencies as follows:


                                                                                           Up to 90 days
                                                                                           -------------

                                                                        September 30, 2003               September 30, 2002

                                                                                   yearly average                     yearly average
                                               Currency            Amount ThCh$    interest rates    Amount ThCh$     interest rates
                                                                   ------------    --------------    -----------      --------------

Short term bank liabilities                    Non-Indexed Ch$       6,693,983            3,84%                0            0
-                                              US$                           0               0             1,555            0
-                                              R$                       15,495               0                 0            0
Long term bank liabilities                     US$                           0               0                 0            0
-                                              R$                            0               0                 0            0
Bonds payable                                  Indexed Ch$           8,067,651               0                 0            0
-                                              US$                     842,842               0                 0            0
Dividends payable                              Indexed Ch$           3,992,145               0        14,725,884            0
Accounts payable                               Indexed Ch$             125,498               0            89,677            0
-                                              Non-Indexed Ch$       7,523,180               0         9,907,892            0
-                                              US$                   2,287,686               0         3,426,688            0
-                                              AR$                   4,008,102               0         2,868,406            0
-                                              R$                    5,428,763               0         3,635,438            0
Other creditors                                US$                   1,457,314               0                 0            0
-                                              AR$                      68,734               0            89,022            0
-                                              R$                    1,859,794               0                 0            0
Notes and accounts payable related companies   Indexed Ch$                   0               0                 0            0
                                               Non-Indexed Ch$       6,836,220               0         2,419,718            0
-                                              US$                           0               0         2,861,195            0
-                                              AR$                     446,551               0           177,767            0
-                                              R$                            0               0           142,651            0
Provisions                                     Non-Indexed Ch$       6,089,194               0        10,876,258            0
-                                              US$                     271,438               0           247,341            0
-                                              AR$                      70,214               0            81,079            0
-                                              R$                            0               0                 0            0
Witholdings                                    Non-Indexed Ch$       3,003,069               0         2,062,842            0
                                               US$                           0               0                 0            0
-                                              AR$                   1,402,418               0           642,377            0
-                                              R$                            0               0            76,149            0
Provision for income taxes                     Non-Indexed Ch$       1,559,236               0           607,672            0
-                                              AR$                   1,061,180               0                 0            0
Unearned income                                Non-Indexed Ch$         198,354               0           129,505            0
Total Current Liabilities                      Non-Indexed Ch$      31,903,236                        26,003,887
                                               US$                   4,859,280                         6,536,779
                                               R$                    7,304,052                         3,854,238
                                               Indexed Ch$          12,185,294                        14,815,561
                                               AR$                   7,057,199                         3,858,651

                                                              FREE TRANSLATION

                                                                                           90 days to 1 year
                                                                                           -----------------

                                                                        September 30, 2003               September 30, 2002

                                                                                   yearly average                     yearly average
                                               Currency            Amount ThCh$    interest rates    Amount ThCh$     interest rates
                                                                   ------------    --------------    -----------      --------------
Short term bank liabilities                    Non-Indexed Ch$               0               0                 0            0
-                                              US$                           0               0                 0            0
-                                              R$                            0               0                 0            0
Long term bank liabilities                     US$                     420,548               0           525,648            0
-                                              R$                      966,437               0           813,923            0
Bonds payable                                  Indexed Ch$           9,320,317               0         2,473,444            0
-                                              US$                           0               0           982,439            0
Dividends payable                              Indexed Ch$                   0               0                 0            0
Accounts payable                               Indexed Ch$                   0               0                 0            0
-                                              Non-Indexed Ch$               0               0                 0            0
-                                              US$                     366,571               0                 0            0
-                                              AR$                           0               0                 0            0
-                                              R$                            0               0                 0            0
Other creditors                                US$                           0               0                 0            0
-                                              AR$                      98,565               0                 0            0
-                                              R$                            0               0         1,973,618            0
Notes and accounts payable related companies   Indexed Ch$                   0               0                 0            0
                                               Non-Indexed Ch$               0               0                 0            0
-                                              US$                           0               0                 0            0
-                                              AR$                           0               0                 0            0
-                                              R$                      251,960               0                 0            0
Provisions                                     Non-Indexed Ch$       2,833,967               0         1,414,386            0
-                                              US$                           0               0                 0            0
-                                              AR$                      61,425               0           151,750            0
-                                              R$                    2,284,536               0         2,418,326            0
Witholdings                                    Non-Indexed Ch$               0               0                 0            0
                                               US$                      22,784               0                 0            0
-                                              AR$                           0               0                 0            0
-                                              R$                    1,546,871               0                 0            0
Provision for income taxes                     Non-Indexed Ch$               0               0         4,815,019            0
-                                              AR$                           0               0           968,822            0
Unearned income                                Non-Indexed Ch$               0               0                 0            0
Total Current Liabilities                      Non-Indexed Ch$       2,833,967                         6,229,405            0
                                               US$                     809,903                         1,508,087            0
                                               R$                    5,049,804                         5,205,867            0
                                               Indexed Ch$           9,320,317                         2,473,444            0
                                               AR$                     159,990                         1,120,572            0

                                                              FREE TRANSLATION



c.   Long term liabilities as of September 30, 2003 were as follows:

                               Currency                   1 to 3 years                    3 to 5 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------

Bank Liabilities               US$                 52.877.600                0              0                0
-                              R$                     581.657                0      1.574.829                0
Bonds payable                  UF                  22.368.760                0     22.368.760                0
-                              US$                          0                0     21.201.274                0
Other creditors                R$                     149.286                0         81.808                0
Provisions                     Non-Indexed Ch$          3.471                0              0                0
-                              US$                  1.652.425                0              0                0
-                              AR$                    504.856                0              0                0
-                              R$                   8.109.655                0              0                0
Differed taxes                 Non-Indexed Ch$        531.635                0              0                0
-                              AR$                          0                0              0                0
Other Liabilities              Non-Indexed Ch$              0                0              0                0
-                              AR$                          0                0              0                0
-                              R$                     175.536                0              0                0
Total Long term liabilities
-                              US$                 54.530.025                      21.201.274
-                              R$                   9.016.134                       1.656.637
-                              UF                  22.368.760                      22.368.760
-                              Non-Indexed Ch$        535.106                               0
-                              AR$                    504.856                               0

                               Currency                    5 to 10 years              more than 10 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------

Bank Liabilities               US$                          0                0              0                0
-                              R$                           0                0              0                0
Bonds payable                  UF                           0                0     58.972.184                0
-                              US$                          0                0      2.643.880                0
Other creditors                R$                      40.905                0              0                0
Provisions                     Non-Indexed Ch$              0                0      2.395.264                0
-                              US$                          0                0              0                0
-                              AR$                          0                0              0                0
-                              R$                           0                0              0                0
Differed taxes                 Non-Indexed Ch$              0                0      1.545.736                0
-                              AR$                    380.502                0              0                0
Other Liabilities              Non-Indexed Ch$      5.490.457                0              0                0
-                              AR$                  1.124.035                0              0                0
-                              R$                           0                0              0                0
Total Long term liabilities
-                              US$                          0                       2.643.880                0
-                              R$                      40.905                               0                0
-                              UF                           0                      58.972.184                0
-                              Non-Indexed Ch$      5.490.457                       3.941.000                0
-                              AR$                  1.504.537                               0                0


d.  Long term liabilities as of September 30, 2002 were as follows:


                               Currency                   1 to 3 years                    3 to 5 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------
Bank liabilities               US$                          0                0     61,635,454             6,51%
-                              R$                     116,038            12,65%     1,368,676            12,96%
Bonds payable                  UF$                          0                0     27,938,172             6,50%
-                              US$                          0                0      3,081,773             7,00%
Other creditors                R$                      47,196                0         19,447                0
Provisions                     UF                           0                0              0                0
-                              Non-Indexed Ch$         21,510                0              0                0
-                              US$                  3,466,994                0              0                0
-                              AR$                    306,888                0              0                0
-                              R$                   3,905,344                0              0                0
Differed taxes                 Non-Indexed Ch$        195,544                0              0                0
Other liabilities              Non-Indexed Ch$              0                0              0                0
-                              AR$                          0                0        123,600                0
-                              R$                     156,123                0              0                0
Total long term liabilities    US$                  3,466,994                0     64,717,227                0
-                              R$                   4,224,701                0      1,388,123                0
-                              UF                           0                0     27,938,172                0
-                              Non-Indexed Ch$        217,054                0              0                0
-                              AR$                    306,888                0        123,600                0

                               Currency                    5 to 10 years              more than 10 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------
Bank liabilities               US$                          0                0              0                0
-                              R$                           0                0              0                0
Bonds payable                  UF$                 40,836,550             6,50%    49,750,858             6,50%
-                              US$                          0                0     24,712,735             7,75%
Other creditors                R$                           0                0              0                0
Provisions                     UF                           0                0      2,266,192                0
-                              Non-Indexed Ch$              0                0              0                0
-                              US$                          0                0              0                0
-                              AR$                          0                0              0                0
-                              R$                           0                0              0                0
Differed taxes                 Non-Indexed Ch$              0                0      1,353,655                0
Other liabilities              Non-Indexed Ch$      5,593,014                0              0                0
-                              AR$                  1,220,084                0              0                0
-                              R$                           0                0              0                0
Total long term liabilities    US$                          0                0     24,712,735                0
-                              R$                           0                0              0                0
-                              UF                  40,836,550                0     52,017,050                0
-                              Non-Indexed Ch$      5,593,014                0      1,353,655                0
-                              AR$                  1,220,084                0              0                0

                                                              FREE TRANSLATION

                               Currency                   1 to 3 years                    3 to 5 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------
Bank liabilities               US$                          0                      56,970,540             6,51%
-                              R$                     210,422            12,65%     1,831,614            12,97%
Bonds payable                  UF$                 55,861,187             6,20%             0                0
-                              US$                          0                               0
Other creditors                R$                      61,862                               0
Provisions                     UF                           0                               0
-                              Non-Indexed Ch$         20,371                               0
-                              US$                  3,204,593                               0
-                              AR$                    276,045                               0
-                              R$                   4,219,783                               0
Differed taxes                 Non-Indexed Ch$        151,846                               0
Other liabilities              Non-Indexed Ch$              0                               0
-                              AR$                          0                         112,441
-                              R$                           0                         227,144
Total long term liabilities    US$                  3,204,593                      56,970,540
                               R$                   4,492,067                       2,058,758
                               UF$                 55,861,187                               0
                               UF                           0                               0
                               Non-Indexed Ch$        172,217                               0
                               AR$                    276,045                         112,441

                               Currency                    5 to 10 years              more than 10 years

                                                                yearly average                  yearly average
                                                 Amount ThCh$   interest rates   Amount ThCh$   interest rates
                                                 ------------   --------------   ------------   --------------
Bank liabilities               US$                          0                               0
-                              R$                           0                               0
Bonds payable                  UF$                 62,632,238             6,50%             0
-                              US$                 22,842,337             7,00%     2,848,527             7,75%
Other creditors                R$                           0                               0
Provisions                     UF                           0                       2,280,666
-                              Non-Indexed Ch$              0                               0
-                              US$                          0                               0
-                              AR$                          0                               0
-                              R$                           0                               0
Differed taxes                 Non-Indexed Ch$              0                       1,409,467
Other liabilities              Non-Indexed Ch$      5,245,835                               0
-                              AR$                  1,083,766                               0
-                              R$                           0                               0
Total long term liabilities    US$                 22,842,337                       2,848,527
                               R$                           0                               0
                               UF$                 62,632,238                               0
                               UF                           0                       2,280,666
                               Non-Indexed Ch$      5,245,835                       1,409,467
                               AR$                  1,083,766                               0


NOTE 38 - PENALTIES
-------------------

The Company is not subject to any penalties of any kind from the SVS or any other administrative authority.

NOTE 39 - POST-BALANCE SHEET EVENTS
-----------------------------------

On October 29, 2003, interim dividend No. 138 was distributed, on account of the fiscal year 2003, as follows:

     a)   $4.80 (four pesos and eighty centavos) per Series A share; and
     b)   $5.28 (five pesos and twenty-eight centavos) per Series B share.

No other significant events have occurred between September 30, 2003 and the issuance date of these financial statements that might affect the Company's assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENTAL ISSUES
------------------------------

Andina and its subsidiaries have disbursed the amount of ThCh$ 274,711 for improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting and other studies. Future commitments, principally short-term, for the same types of expenditures amount to ThCh$ 136,250.

                                                              FREE TRANSLATION


I. Analysis of Results
----------------------

Analysis of the Consolidated Financial Statements as of September 30, 2003
--------------------------------------------------------------------------

Highlights
----------

     o Operating Results increased 42.5% during the quarter, due to an important recovery in Brazil and Argentina.

     o Consolidated Volume grew 7.3% during the period July - September this year, where Argentina experienced a 27% growth and Chile an 8% growth.

     o EBITDA increased 9.5% during the third quarter 2003, compared to the same period last year.

     o During the first nine months of the year, Operating Results amounted to US$37 million and EBITDA amounted to US$79 million, continuing with the Company's solid cash flow generation.

Comments from our Chief Executive Officer Mr. Jaime Garcia R
------------------------------------------------------------

"As we commented in our previous report, we are very happy to see that Brazil is on the road to recovery, as well as the substantial improvement in Argentina and Chile's solid performance during the quarter."


CONSOLIDATED SUMMARY
--------------------

First Nine Months 2003 vs, First Nine Months 2002
-------------------------------------------------

For the first nine months of 2003 period, consolidated sales volume grew 4.2%, explained mainly by an increase of 3.8% in Chile and 20.9% in Argentina. In Brazil volumes fell by 3.4%.

The economic environment in all three countries are reflecting the improving consumption indicators and stronger currency exchange rates, after a long period of consumer contraction and of steep devaluations.

Operating Income amounted to US$37 million, only a 1.9% below the amount reported for the same period of 2003. Operating Margin grew by 40 basis points, reaching an 8.7%.

Consolidated EBITDA amounted to US$79.1 million, with an EBITDA Margin of 18.6%, very similar to last year's.

                                                              FREE TRANSLATION


Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Consolidated volume sales reached 76.8 million unit cases, which represented an increase of 7.3%, with respect to the third quarter of last year. This is explained by larger volume sales of 27% in Argentina and 8% in Chile, while Brazil's sales volume fell in 3.2%.

In the third quarter of this year, we see a clear tendency of recovery in volume sales in the Chilean market as well as in the Argentinean market. The demand contraction in Brazil, however, continues to affect our sales volume in this country.

Operating Income grew 42.5% as a result of an increase in 6.1% of our Net Sales together with cost reductions due to larger efficiencies and dollar-denominated costs. This led to an increase in the Operating Margin by 260 basis points.

EBITDA amounted to US$28.2 million, increasing in 9.5%, and representing 20.1% of the Net Sales.


Chilean Operations

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Sales Volume for the nine-month period reached 86.4 million unit cases, a 3.8% increase compared to September 2002, This was due to i) the recovery in consumer confidence and expectation levels, ii) a planned market strategy to increase the use of the returnable formats and to strengthen presence in the immediate consumption points and iii) a wider range of product categories with different price options, among others.

Net Sales were 1.1% above last year's net sales, resulting in a 2.6% drop in the average income. This increase was due to the Company's strategy of offering more accessible products and specific pricing points, facilitating the purchase process, focusing on increasing volume sales, mainly in the returnable formats, and allow more competitive pricing without affecting margins.

The Chilean peso suffered a 5% average devaluation in the January-September period, compared to the same period in 2002. This caused an increase in our dollar-denominated costs, while the closing exchange rate for the period fell 11.7%.

Operating Income reached US$40 million, 1.3% higher than the amount reported for the September 2002 period. Operating Margin remained stable at 19.6%, year to year.

As result, EBITDA grew 3.9%, reaching US$55.8 million, with an EBITDA margin of 27.3% (70 basis points higher than the 2002 accumulated period).

Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

During the third quarter 2003, overall volume increased 8%, due to continued market activities and recovering consumption in the country, This trend can be seen during the month of September, with a 13% growth in volume sold, of which 14% corresponded to soft drinks.

Net Sales increased 4.1% despite the 3.6% decrease in the average income per unit case, explained by a solid increase in volumes.

Operating Income was 4.1% higher than last quarter maintaining a stable Operating Margin of 18.9%.

EBITDA reached US$18.7 million, representing an increase of 11.3%.

                                                              FREE TRANSLATION


Brazilian Operations
--------------------

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Brazil registered a year over year inflation of 13%, and a 16.7% devaluation of the Real versus the dollar,

The Company has continued with the expansion of the 1.25-liter glass returnable bottle format (in the Coca-Cola brand) and the launch of the Coca-Cola Light Lemon in the 350 ml can format and in the 600 ml non-returnable format, in order to increase beverage sales volume, which have been impacted by adverse economic conditions and unseasonable cold and rainy weather. Despite this, volumes have dropped only 3.5%.

Nominal middle income in local currency increased 11.6% with respect to September 2002.

The price increase of sugar that took place in the beginning of this year, together with the higher exchange rate compared to 2002, are still affecting our Operating Costs. The appreciation of the Brazilian local currency and fall in the price of the sugar, that has taken place during the second half of this year has not yet been reflected in some of our production costs.

Operating Income reached US$1.0 million in the period, in comparison to US$4.6 million reported last year over the same period.

Likewise, EBITDA for this nine months period, reached US$ 15.1 million with an EBITDA Margin of 11%, which is 170 basis points below last year in the same period.


Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

During the third quarter, the Real appreciated an average of 7.1% quarter over quarter, lowering the pressure on our dollar-denominated costs.

Volume sold in Brazil amounted to 28.8 million unit cases, which represents a 3.2% decrease compared to the same quarter of 2002. Middle income increased 3,9% leading to an Operating Result of US$2.7 million for the quarter versus US$0.4 million in the same quarter of last year. The lower dollar denominated costs and lower depreciation have reduced costs, which positively affected Operating Results.

EBITDA amounted to US$6.4 million, representing a 14.4% EBITDA Margin.

Argentine Operations

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Consumer demand continues to show positive signs in recent months, as is evidenced by an increase in the supermarket sales over the last two months in comparison to last year. Inflation rate from September 2002 to September 2003 was 3.5%, with an average appreciation of the Argentinean peso of 1% compared to 2002. This, together with an aggressive commercial strategy (new formats and products, continuation of the returnable plan, etc,) has led to a 20.9% increase in our sales volume, reaching the 56.6 million unit cases.

Nominal middle income, in local currency, increased 19%, which offset cost increases.

Operating results improved, from an accumulated loss of US$2.2 million in 2002, to an income of US$0.3 million during the same period of 2003.

EBITDA reached US$12.5 million, with an EBITDA Margin of 14.7%.

                                                              FREE TRANSLATION


Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Sales volume grew 27.1% with respect to last year, reaching 19.5 million unit cases.

Net sales grew 28.8%, together with a moderate increase of 18% in Sales Costs led to an Operating Result of US$0.4 million, reversing US$1 million dollar loss during the third quarter of 2002.

The Argentinean peso appreciated 20.7% enabling a reduction in our unit costs.

EBITDA grew 7.1% reaching US$ 4.5 million, with an improved margin of 14.7% over net sales.


NON-OPERATING RESULTS

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Non-Operating Results reflected a loss of US$18.4 million compared to an income of US$15.2 million during the previous year. This difference is principally explained on one hand, by higher charges registered in the results due to an 8% appreciation of the Chilean peso from the year-end 2002 period to the close of September 2003, which had a negative impact over our dollar net assets position. Comparably, during 2002 the effect was reverse, meaning that there was a 14% devaluation during the December 2001 and September 2002 period, thus having a positive impact over our results. Part of the negative effects as a result of the appreciation of the Chilean peso, was offset by higher financial income stemming from hedge agreements taken for these assets (cross currency swaps and forwards).

On the other hand, during 2002, we registered a one-time profit as a result of the sale of Cervejaria Kaiser S.A., which belonged to our subsidiary in Rio de Janeiro, Refrescos Ltda.

Finally, Net Income amounted to US$12.7 million.

Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Non-Operating Results for the quarter represented a loss of US$ 9.6 million versus US$ 4.8 million of income reported last year, and is explained mainly by the translation effects discussed in the previous section. During the third quarter of 2002 the Chilean peso devalued Ch$60.88 per US$, while within the same period of 2003 it appreciated Ch$38.15 per US$.

Despite higher non-operating charges, Net Income of the quarter amounted to US$1.4 million.

Analysis of the Balance Sheet
-----------------------------

As of September 30, 2003, the Company's financial assets amounted to US$ 324.2 million. These represent investments mainly in deposits and corporate bonds, 90.7% of the total financial investments are held in U.S.-dollar-denominated paper. Through "Cross Currency Swaps", part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing by 67% the amount denominated in US dollars.

The Company's total debt amounted to US$ 316.1 million, with an average annual coupon rate of 6.7% on the U.S. dollar debt, and at an average real coupon rate of 6.2% on the Chilean peso-denominated debt, The U.S. dollar-denominated debt represents 37% of total debt.

Thus, the Company holds a negative net cash position of US$ 8 million, reflecting the great cash flow generating capacity of our Company.

                                                              FREE TRANSLATION


Additional Information
----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

                                                              FREE TRANSLATION


II  Main Indicators

                                                     Main Indicators
                                                     ---------------
                                                                                                        Sept 03
                                                                                                           vs
                    INDICATORS                                   Unit   Sept-03   Dic-02     Sep-02     Sept 02
                    ----------                                   ----   -------   ------     ------     -------

LIQUIDITY
                    Current Ratio                               Times     1,67      1,41       1,32        0,35
                    Acid Tests                                  Times     1,36      1,20       1,06        0,29
                    Working Capital                              MCh$   21,259    28,653     22,005        -746
ACTIVITY
                    Investments                                  MCh$   20,801    24,127     16,140       4,661
                    Inventory turnover                          Times     8,73     14,71      10,87       -2,14
                    Days of inventory on hand                    Days    41,22     24,48      33,11        8,11
INDEBTEDNESS
                    Debt to equity ratio                          %      90,02%    81,68%     78,57%      11,45%
                    Short-term liabilities to total
                    liabilities                                   %      28,46%    29,06%     23,89%       4,57%
                    Long-term liabilities to total
                    liabilities                                   %      71,52%    70,92%     76,10%      -4,57%
                    Interest charges coverage ratio             Times      N/A       N/A      31,37         N/A
PROFITABILITY
                    Return over equity                            %       2,44%     8,78%      6,66%      -4,22%
                    Return over total assets                      %       1,32%     4,78%      3,66%      -2,34%
                    Return over operating assets                  %       2,54%     9,32%      6,95%      -4,41%
                    Operating income                             MCh$   24,456    42,020     24,940        -485
                    Operating margin                              %       8,72%    10,43%      8,32%       0,40%
                    EBITDA (1)                                   MCh$   40,639    86,751     74,184     -33,545
                    EBITDA margin                                 %      14,49%    21,53%     24,76%     -10,27%
                    Dividends payout ratio - Serie A shares       %       6,92%     8,70%      9,07%      -2,15%
                    Dividends payout ratio - Serie B shares       %       7,63%     9,57%      9,97%      -2,34%

EBITDA(1)           Earnings before income taxes, interests, depreciation,
                    amortization and extraordinary items.


The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity has improved with respect to the previous period, due to an increase of company inventories as a result as of the anticipated purchase of sugar during the second quarter of this year in Chile and Brazil.

Indicators of indebtedness remained relatively flat. A net financial income was recorded during this period, therefore the calculation of hedging of net financial expenses is not applicable.

As of September 30, 2003, operating profitability indicators were affected by the reasons set forth in point I. Additionally the decrease in non-operating results is explained by the decrease in return on equity, which was partially offset by the aforementioned decrease on equity.

III Analysis of Book Values and Present Value of Assets
-------------------------------------------------------

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost, In the foreign companies, fixed assets are valued in 2accordance with Technical Bulletin No. 64 issued by the Chilean
Institute of Accountants (controlled in historical dollars).

                                                              FREE TRANSLATION


Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method, The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV Analysis of the Main Components of Cash Flow
-----------------------------------------------

                                Sept 2003   Sept 2002   Variation   Variation
          Cash Flow                MCh$        MCh$        MCh$         %
          ---------                ----        ----        ----         -
Operating                         46,542      53,066      (6,524)        -12%
Financing                        (48,406)    (79,475)     31,069          39%
Investment                         6,148       2,447       3,701         151%
Net cash flow for the Period       4,284     (23,962)     28,246         118%


The Company generated a positive net cash flow of MCh$ 4,284 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$ 46,542, representing a decrease of MCh$ 6,524 regarding last year and is mainly explained by a decrease in debt sales collection partially offset by smaller tax payments, financial interests and expenses.

Financing activities generated a negative cash flow of MCh$ 48,406, representing an increase of MCh$31,069, explained by lower loan payments.

Investment activities generated a positive cash flow of MCh$ 6,148; representing a positive variation of MCh$3,700 with respect to the previous year. This increase is explained by the sale of financial investments.

V Analysis of Market Risk
-------------------------

Interest Rate Risk
------------------

As of September 30, 2003 and 2002, the company held approximately 98% of its debt obligations at fixed-rates, Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------

Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:

      CHILEAN PESO          BRAZILIAN REAL          ARGENTINE PESO
      ------------          --------------          --------------
          48%                     32%                    20%

As of September 30, 2003 the Company held 37% of its total financial debt denominated in United States dollars. Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities. It is also Company policy to maintain its liquidity in dollars, because the use of these funds is more likely to be in that currency.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.

The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into

                                                              FREE TRANSLATION


dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advance purchases are negotiated when market conditions are favorable, The Company has not used commodity-hedging instruments.

       ****************************************************************

     This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available, It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance, Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass-consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities,


MATERIAL EVENTS

The following material events were recorded for the period June - September
2003:

     1.     Interim Dividend No. 138

     As approved at the Regular Shareholders Meeting on April 15, 2003, the following amounts will be distributed as Interim Dividend No. 138:

     Ch$4,80 (four pesos and 80/100) per Series A share; and Ch$5,28 (five pesos and 28/100) per Series B share.

These dividends will be paid against the Fiscal Year 2003, beginning October 29, 2003, The Shareholders Registry will close for payment of this dividend on October 23, 2003.

EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                       EMBOTELLADORA ANDINA S.A.


                                       By: /s/ Osvaldo Garay
                                           ------------------------------------
                                           Osvaldo Garay
                                           Chief Financial Officer


Dated:  December 3, 2003